Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-144723

Date: September 4, 2007

NEWS RELEASE

YAMANA COMMENTS ON MERIDIAN EXPLORATION UPDATE – NOTHING NEW
– OFFER REMAINS FULL, FAIR AND FINAL

Toronto, Ontario, September 4, 2007 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today responded to a press release issued this morning by Meridian Gold with respect to some of their recent exploration results.  From Yamana’s point of view, the results did not include anything that would not have been expected by Yamana and that would cause it to consider altering the terms of its offer for Meridian shares.  In formulating its views on value for Meridian’s assets, Yamana has already factored in a considerable amount of exploration success in addition to resource to reserve conversions.

“The recent results announced by Meridian are much of the same for El Penon and in our view are why we are able to make an offer for Meridian shares in the first place” commented Peter Marrone, chairman and chief executive officer for Yamana.  “At their own admission, Meridian’s shares are trading at one of the highest cash flow per share multiples. We continue to believe that the combination transaction that we have proposed is the best alternative for surfacing value for Meridian shareholders.  We re-iterate that our offer is full, fair and final.”

With respect to updates for Meridian’s development assets, it is Yamana’s view that this highlights the development risk that exists for Meridian’s stated goal of doubling production by 2011.  Meridian has been indicating that it has had the goal of becoming a one million ounce gold producer since 2002.

Yamana is offering C$4.00 and 2.235 Yamana shares per Meridian shares.  The expiry of the Yamana offer is Friday, September 7, 2007.  Yamana urges any Meridian shareholders who have not already done so to tender their shares today.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

FOR INVESTOR QUESTIONS, CONTACT: Kingsdale Shareholder Services Toll-free: 1-866-897-7644 Banks and brokers call collect: (416) 867-2272 Email: contactus@kingsdaleshareholder.com

MEDIA CONTACT: Mansfield Communications Inc. Hugh Mansfield (416) 599-0024

FOR FURTHER INFORMATION: Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

IMPORTANT NOTICE:  This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer as amended by a notice of variation and extension and is mailing the offer and take-over circular and notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notice of variation and extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notice of variation and extension and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, the notice of variation and extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning Yamana’s respective transactions with Northern Orion and Meridian.  Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring at least 66 2/3% of the issued and outstanding Meridian shares, that all required third party regulatory, governmental and court approvals for the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include Yamana failing to acquire at least 66 2/3% of the issued and outstanding Meridian shares, failing to obtain the final court order approving the Northern Orion transaction, as well as changes in market conditions and other risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.